Exhibit 99.2

CONVERTIBLE NOTE

THIS NOTE AND THE SECURITIES REPRESENTED HEREBY WERE ISSUED IN AN OFFSHORE TRANSACTION TO PERSONS WHO WERE NOT U.S. PERSONS AND WERE NOT PURCHASING FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). ACCORDINGLY, THIS NOTE AND THE SECURITIES REPRESENTED HEREBY (INCLUDING AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES ISSUABLE UPON CONVERSION HEREOF) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR UNDER ANY OTHER SECURITIES LAWS. THIS NOTE AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS. PRIOR TO THE EXPIRATION OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THIS SECURITY AND THE CLOSING DATE (THE “DISTRIBUTION COMPLIANCE PERIOD”), THIS NOTE AND THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT (1) TO GRIDSUM HOLDING INC. (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF; (2) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S UNDER THE SECURITIES ACT; (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY THAT COVERS THE RESALE OF THIS NOTE OR SECURITIES REPRESENTED HEREBY; (4) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR (5) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER, BY ITS ACCEPTANCE OF THIS NOTE, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

CONVERTIBLE NOTE

US$40,000,000	May 5, 2018

Subject to the terms and conditions of this Convertible Note (the “Note”), for good and valuable consideration received, Gridsum Holding Inc., a Cayman Islands company (the “Company”), promises to pay to the order of FutureX Innovation SPC (on behalf of and for the account of New Technology Fund II SP as one of its segregated portfolios), an exempted company incorporated under the laws of the Cayman Islands and registered as a segregated portfolio company (such party and any permitted transferee, the “Holder”), the principal amount of US$40,000,000, plus accrued and unpaid interest thereon at the rate provided below, on November 5, 2019 (the “Maturity Date”), or such earlier or later date as may be otherwise provided herein, unless the outstanding principal, together with accrued interest, is settled in accordance with Article 3 of the Note.

The Note is issued pursuant to, subject to the provisions of and in accordance with, the Convertible Note Purchase Agreement, dated April 30, 2018 (the “Purchase Agreement”), by and between the Company and the Holder. Capitalized terms used and not defined herein have the meanings set forth in the Purchase Agreement.

The following is a statement of the rights of the Holder of the Note and the terms and conditions to which the Note is subject, and to which the Holder hereof, by the acceptance of the Note, agrees:

ARTICLE 1

DEFINITIONS

“ADS” means an American depositary share of the Company, representing one Ordinary Share as of the date of this Note.

“ADS Depositary” means Citibank, N.A.

“Affiliate” means, with respect to any specified Person, any Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York, Beijing or Hong Kong are required by Law to be closed.

“Capital Stock” means for any Person, any and all shares, interests, rights to acquire, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that Person.

“Clause A Distribution” has the meaning ascribed to this term in Section 4.1(c).

“Clause B Distribution” has the meaning ascribed to this term in Section 4.1(c).

“Clause C Distribution” has the meaning ascribed to this term in Section 4.1(c).

“close of business” means 5:00 P.M., New York City time.

“Common Equity” of any Person means ordinary share capital or common stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Company” has the meaning ascribed to this term in the Preamble.

“Conversion Date” has the meaning ascribed to this term in Section 3.3(a).

“Conversion Notice” has the meaning ascribed to this term in Section 3.3(a).

“Conversion Rate” has the meaning ascribed to this term in Section 3.2.

“Defaulted Amounts” means any amounts on this Note that are payable but are not punctually paid or duly provided for.

“Distributed Property” has the meaning ascribed to this term in Section 4.1(c).

“Event of Default” has the meaning ascribed to this term in Section 2.4.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Ex-Dividend Date” means the first date on which the Ordinary Shares, ADSs or other applicable securities trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company, ADS Depositary or, if applicable, from the seller of the Ordinary Shares, ADSs or other applicable securities on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Fundamental Change” shall be deemed to have occurred at the time after the Note is originally issued if any of the following occurs:

(a)     a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Subsidiaries, any Permitted Holders and the employee benefit plans of the Company and its Subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing more than 50% of the voting power of all shares of the Company’s Common Equity; provided that the filing by Mr. Guosheng Qi of a Schedule 13D or 13G (or amendment thereto, but not a Schedule TO) disclosing that he is or has become the direct or indirect “beneficial owner of the Company’s Common Equity shall not be deemed to be a Fundamental Change pursuant to this clause (a);

(b)     the consummation of (i) any recapitalization, reclassification or change of the Ordinary Shares or the ADSs (other than changes resulting from a subdivision or combination) as a result of which the Ordinary Shares or the ADSs would be converted into, or exchanged for, stock, other securities, other property or assets; (ii) any share exchange, amalgamation, scheme of arrangement, consolidation or merger of the Company pursuant to which the Ordinary Shares or the ADSs will be converted into cash, securities or other property; (iii) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than one of the Company’s Subsidiaries; or (iv) any statutory share exchange;

(c)    the shareholders of the Company or any of its Significant Subsidiaries approve any plan or proposal for the liquidation or dissolution of the Company or any of its Significant Subsidiaries;

(d)    the Company or any of its Significant Subsidiaries commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or all or substantially all of its property, or consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or make a general assignment for the benefit of creditors, or fail generally to pay its debts as they become due; or

(e)    an involuntary case or other proceeding is commenced against the Company or any of its Significant Subsidiaries seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or all or substantially all of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive calendar days;

provided, however, that a transaction or transactions described in clause (a) or (b) above shall not constitute a Fundamental Change, if 100% of the consideration received or to be received by holders of the Ordinary Shares (directly or in the form ADSs), excluding cash payments for any fractional Ordinary Share or ADS or made in connection with any dissenters’ rights, in connection with such transaction or transactions consists of shares of Common Equity or American depositary shares in respect of Common Equity that are listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Note becomes convertible into such consideration, excluding cash payments for any fractional Ordinary Share or ADS or made in connection with any dissenters’ rights.

“Fundamental Change Company Notice” has the meaning ascribed to this term in Section 5.3.

“Fundamental Change Repurchase Date” has the meaning ascribed to this term in Section 5.1.

“Fundamental Change Repurchase Notice” has the meaning ascribed to this term in Section 5.2.

“Fundamental Change Repurchase Price” has the meaning ascribed to this term in Section 5.1.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, judicial, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any stock exchange or self-regulatory organization (including the NASDAQ) with competent jurisdiction.

“HKIAC” has the meaning ascribed to this term in Section 10.4(b).

“HKIAC Rules” has the meaning ascribed to this term in Section 10.4(b).

“Holder” has the meaning ascribed to this term in the Preamble.

“Last Reported Sale Price” of any security on any date means the closing sale price per security (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the NASDAQ Stock Market (or the principal U.S. national or regional securities exchange on which such securities are traded). If such securities are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for such securities in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If such securities are not so quoted, the “Last Reported Sale Price” shall be the average of the midpoint of the last bid and ask prices for such securities on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose. If there was no bid price or no ask price for such securities on the relevant date then the “Last Reported Sale Price” shall be the value per security of such securities as of the close of business on the relevant date as determined by a nationally recognized independent investment banking firm retained by the Company for such purpose as most accurately reflecting the per security price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for one such security. For so long as the Ordinary Shares are represented by ADSs, the “Last Reported Sale Price” of the Ordinary Shares shall be the Last Reported Sale Price of the ADSs, divided by the number of Ordinary Shares then represented by one ADS.

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Majority Holders” means the holders of a majority in aggregate principal amount of all notes issued under the Purchase Agreement.

“Maturity Date” has the meaning ascribed to this term in the Preamble.

“Merger Event” has the meaning ascribed to this term in Section 4.2.

“Note” has the meaning ascribed to this term in the Preamble.

“open of business” means 9:00 A.M., New York City time.

“Ordinary Shares” means Class B ordinary shares of the Company, par value US$0.001 per share, at the date of this Note, subject to Section 4.2.

“outstanding” when used in reference to Ordinary Shares means outstanding directly or in the form of ADSs.

“Permitted Holders” means both (i) Mr. Guosheng Qi or his estates, spouses, ancestors or descendants (and spouses thereof), or the legal representatives of any of the foregoing, or any bona fide trust and trustee of any such bona fide trust, or other entity, that holds the Company’s equity securities pursuant to which one or more of the foregoing are sole beneficiaries or the grantors, or any Person of which any of the forgoing, individually or collectively, beneficially own, as defined in Rule 13d-3 under the Exchange Act, voting securities representing at least a majority of the total voting power of the outstanding capital stock of such Person, and (ii) FutureX Capital Limited, the Holder or any of their respective Affiliates. “Purchase Agreement” has the meaning ascribed to this term in the Preamble.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Ordinary Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Ordinary Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of security holders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

“Reference Property” and “unit of Reference Property” have the meanings ascribed thereto in Section 4.2.

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act (but with all references to “10%” therein being deemed to refer to “15%”).

“Spin-Off” has the meaning ascribed to this term in Section 4.1(c).

“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned or controlled directly or indirectly by the subject entity or through one or more Subsidiaries of the subject entity, (ii) any Person, including for the avoidance of doubt any “variable interest entity,” whose financial statements, or portions thereof, are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with GAAP or (iii) any Person with respect to which the subject entity has the sole power to control or otherwise direct the business and policies of that entity directly or indirectly through another subsidiary or otherwise.

“Successor Company” has the meaning ascribed to this term in Section 7.1(a).

“Trading Day” means a day on which (a) trading in the ADSs (or other Company security for which a closing sale price must be determined) generally occurs on the NASDAQ Stock Market or, if the ADSs (or such other security) are not then listed on the NASDAQ Stock Market, on the principal other U.S. national or regional securities exchange on which the ADSs (or such other security) are then listed or, if the ADSs (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the ADSs (or such other security) are then traded and (b) a Last Reported Sale Price for the ADSs (or closing sale price for such other security) is available on such securities exchange or market; provided that if the ADSs (or such other security) are not so listed or traded, “Trading Day” means a Business Day.

“Trigger Event” has the meaning ascribed to this term in Section 4.1(c).

“U.S.” means the United States of America.

“US$” or “$” means the United States dollar, the lawful currency of the United States of America.

“Valuation Period” has the meaning ascribed to this term in Section 4.1(c).

ARTICLE 2

INTEREST; PAYMENTS; DEFAULTS

2.1    Interest Rate. The principal amount outstanding under the Note shall bear interest at a rate of 2.80% per annum until maturity or such earlier or later time as the principal becomes due and payable hereunder, whether through redemption upon an Event of Default or otherwise. Interest on the Note shall accrue from the date on which the Note is issued and be compounded on an annual basis and be payable on the Maturity Date. Accrued interest on the Note shall be computed on the basis of the actual number of days elapsed and a year of 365 days.

2.2    Payment. All amounts payable on or in respect of the Note or the indebtedness evidenced hereby shall be paid to the Holder in U.S. dollars, in immediately available funds on the date that any principal or interest is due and payable hereunder. The Company shall make such payments of the due and unpaid principal amount of the Note, together with accrued and unpaid interest thereon, on each such date to the Holder by wire transfer of immediately available funds for the account of the Holder as the Holder may designate from time to time and notify in writing to the Company at least three Business Days prior to each payment date. If any such payment date or the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay. In no event may the Company make any prepayment of any principal or interest due hereunder prior to the respective dates on which such principal or interest is due and payable without the prior written consent of the Holder.

2.3    Seniority. The Note ranks senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Note, equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, and junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness.

2.4    Events of Default. For purposes of the Note, an “Event of Default” shall be deemed to have occurred if any of the following events occur, whatever the reason or cause for such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority or otherwise:

(a)    Failure to Pay Principal. The Company defaults in the payment of principal of the Note when due and payable on the Maturity Date, upon any required repurchase, upon declaration of acceleration or otherwise.

(b)    Failure to Pay Interest. The Company defaults in the payment of interest when any such interest payment becomes due and payable and the default continues for a period of 30 calendar days.

(c)    Breach of Conversion Obligation. The Company fails to comply with its obligation to convert all or a portion of the Note in accordance with Article 3 upon Holder’s exercise of its conversion rights and such failure continues for, or such conversion is not rescinded within, a period of five Business Days.

(d)    Breach of Other Obligations. The Company fails for 60 calendar days after written notice from the Majority Holders has been received by the Company to comply with any of its other agreements expressly set forth in the Note.

(e)    Cross Default. Any default by the Company or any Significant Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of US$5,000,000 (or the foreign currency equivalent thereof) in the aggregate of the Company and/or any such Significant Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and such failure to pay shall not have been cured or waived, such required repurchase or acceleration shall not have been rescinded or annulled, or such indebtedness shall not have been repaid, as the case may be, within the cure period, if any, provided in such mortgage, agreement or other instrument after the occurrence of such failure to pay.

(f)    Final Judgment. A final judgment or judgments for the payment of US $5,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) in the aggregate is rendered against the Company or any Significant Subsidiary of the Company, which judgment is not discharged, paid, bonded, waived or stayed within 30 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.

(g)    Delisting. At any time after 12 months after the Closing Date, the ADSs (or other Common Equity or American depositary shares in respect of Common Equity underlying the Note, as the case may be) cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors), other than in connection with a Fundamental Change.

2.5    Consequences of Event of Default.

(a)    If one or more Events of Default shall have occurred and be continuing, unless the principal of the Note shall have already become due and payable, the Majority Holders may by notice in writing to the Company, declare 100% of the outstanding principal of, and accrued and unpaid interest on, the Note to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable.

(b)    If (1) rescission would not conflict with any arbitral award (or if applicable, any judgment or decree of a court of competent jurisdiction) and (2) any and all existing Events of Default under the Note, other than the nonpayment of the principal of and accrued and unpaid interest on the Note that shall have become due solely by such acceleration, shall have been cured or waived (or are waived concurrently with the rescission or annulment), then the Majority Holders, by written notice to the Company, may waive all defaults or Events of Default with respect to the Note and rescind and annul such declaration and its consequences and such defaults shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Note; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Event of Default, nor shall such waiver or rescission impair any right consequent thereon.

(c)    Subsection (a) above, however, is subject to the conditions that if, at any time after the outstanding principal of the Note shall have been so declared due and payable, and before any arbitral award for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Holder a sum sufficient to pay installments of accrued and unpaid interest upon the Note and the outstanding principal of the Note that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable Law, and on such principal at the rate per annum borne by the Note plus (i) 0.25% for the first 90 days (or portion thereof) following the occurrence of such Event of Default and (ii) 0.50% for each of (A) the next 90 days (or portion thereof) after the first 90 days following the occurrence of the Event of Default and (B) any additional 90-day period thereafter (or portion thereof).

2.6    Defaulted Amounts. Any Defaulted Amounts shall accrue interest at a rate per annum equal to the interest rate on the Note plus 0.25% of the amount of the Defaulted Amount for the first 90 days (or portion thereof) following the occurrence of the Event of Default and (ii) 0.50% of the Defaulted Amount for each of (A) the next 90 days (or portion thereof) after the first 90 days and (B) any additional 90-day period thereafter (or portion thereof) prior to payment in full of all Defaulted Amounts following the occurrence of the Event of Default, subject to the enforceability thereof under applicable Law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company to the Holder by wire transfer of immediately available funds in accordance with Section 2.2.

ARTICLE 3

CONVERSION

3.1    Conversion by Holder. Subject to and upon compliance with the provisions of this Article 3, the Holder shall have the right, at the Holder’s option, to convert all or any portion (if the portion to be converted is at least US$2,000,000 or, if the Holder holds less than $2,000,000 in the Note, such lesser amount) of the outstanding principal of the Note to the Company’s fully paid Ordinary Shares, at the then applicable Conversion Rate.

3.2    Conversion Price; Conversion Rate. Subject to adjustments as provided in Article 4, the initial conversion price shall be US$6.50 per Ordinary Share, representing an initial conversion rate of 15,384.62 Ordinary Shares (the “Conversion Rate”) per US$100,000 principal amount of the Note.

3.3    Conversion Procedure; Settlement Upon Conversion.

(a)    Subject to Section 3.3(c), this Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has delivered a duly completed irrevocable written notice (the “Conversion Notice”) and the Note for cancellation to the Company. Within five Business Days after the receipt of the Note and the Conversion Notice, the Company shall (i) take all actions and execute all documents necessary to effect the issuance of the full number of Ordinary Shares to which the Holder shall be entitled in satisfaction of any conversion pursuant to Section 3.1, (ii) deliver to the Holder certificate(s) representing the number of Ordinary Shares delivered upon each such conversion and (iii) subject to Section 3.3(c), cancel the Note. No Conversion Notice may be delivered and the Note may not be surrendered by the Holder for conversion thereof if the Holder has delivered a Fundamental Change Repurchase Notice, which is not validly withdrawn, in accordance with Article 5.

(b)    The Company shall not issue any fractional Ordinary Share upon conversion of the Note and shall instead pay cash in lieu of any fractional Ordinary Share deliverable upon conversion based on the Last Reported Sale Price of the Ordinary Shares on the relevant Conversion Date.

(c)    In the event the Holder surrenders this Note pursuant to Section 3.3(a) for partial conversion, the Company shall, in addition to cancelling the Note upon such surrender, execute and deliver to the Holder a new note denominated in U.S. dollars and in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the Holder.

(d)    If the Holder submits the Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the delivery of the Ordinary Shares upon such conversion of the Note, unless the tax is due because the Holder requests such Ordinary Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax.

(e)    Upon any conversion, the Holder shall be entitled to receive cash payment for accrued and unpaid interest (if any) to, but not including, the relevant Conversion Date on the principal amount of the Note so converted.

(f)    Except as provided in Section 4.1, no adjustment shall be made for dividends on any Ordinary Shares delivered upon any conversion of this Note as provided in this Article 3.

ARTICLE 4

ADJUSTMENTS

4.1    Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if the Holder participates (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of the Ordinary Shares (directly or in the form of ADSs) that participate in the event and solely as a result of holding the Note, in any of the transactions described in this Section 4.1, without having to convert the Note, as if it held a number of Ordinary Shares (directly or in the form of ADSs) equal to the Conversion Rate, multiplied by the principal amount of the Note held by the Holder.

(a)    If the Company exclusively issues Ordinary Shares (directly or in the form of ADSs) as a dividend or distribution on the Ordinary Shares (directly or in the form of ADSs), or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date of such dividend or distribution, or immediately prior to the close of business on the effective date of such share split or share combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date or immediately after the close of business on such effective date, as applicable;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the close of business on such effective date, as applicable; and

OS1	=	the number of Ordinary Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 4.1(a) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 4.1(a) is declared but not so paid or made, or any share split or combination of the type described in this Section 4.1(a) is announced but the outstanding Ordinary Shares are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or not to split or combine the outstanding Ordinary Shares, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

(b)    If the Company issues to all or substantially all holders of the Ordinary Shares (directly in or in the form of ADSs) any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) at a price per Ordinary Share that is less than the average of the Last Reported Sale Prices of the Ordinary Shares, for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such issuance;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on such Record Date;

X	=	the total number of Ordinary Shares (directly or in the form of ADSs) deliverable pursuant to such rights, options or warrants; and

Y	=	the number of Ordinary Shares equal to (i) the aggregate price payable to exercise such rights, options or warrants, divided by (ii) the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 4.1(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for such issuance. To the extent that Ordinary Shares or ADSs are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Ordinary Shares actually delivered (directly or in the form of ADSs). If such rights, options or warrants are not so issued, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such Record Date for such issuance had not occurred.

For purposes of this Section 4.1(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) at a price per Ordinary Share that is less than such average of the Last Reported Sale Prices of the Ordinary Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such Ordinary Shares or ADSs, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c)    If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs), excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 4.1(a) or Section 4.1(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 4.1(d), and (iii) Spin-Offs as to which the provisions set forth below in this Section 4.1(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property of the Company or rights, options or warrants to acquire Capital Stock or other securities of the Company, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the fair market value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding Ordinary Share (directly or in the form of ADSs) on the Record Date for such distribution.

Any increase made under the portion of this Section 4.1(c) above shall become effective immediately after the close of business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holder shall receive, in respect of each US$100,000 principal amount thereof, at the same time and upon the same terms as holders of the Ordinary Shares receive the Distributed Property, the amount and kind of Distributed Property the Holder would have received if the Holder owned a number of Ordinary Shares equal to the Conversion Rate in effect on the Record Date for the distribution.

With respect to an adjustment pursuant to this Section 4.1(c) where there has been a payment of a dividend or other distribution on the Ordinary Shares (directly or in the form of ADSs) of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR1	=	the Conversion Rate in effect immediately after the end of the Valuation Period;

FMV0	=	the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Ordinary Shares (directly or in the form of ADSs) applicable to one Ordinary Share over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the Valuation Period.

The adjustment to the Conversion Rate under the preceding paragraph shall be determined on the last Trading Day of the Valuation Period; provided that in respect of any conversion during the Valuation Period, references in the portion of this Section 4.1(c) related to Spin-Offs with respect to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Rate.

For purposes of this Section 4.1(c), rights, options or warrants distributed by the Company to all holders of the Ordinary Shares (directly or in the form of ADSs) entitling the holders thereof to subscribe for or purchase shares of the Company’s Capital Stock, including Ordinary Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Ordinary Shares (directly or in the form of ADSs); (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Ordinary Shares (directly or in the form of ADSs), shall be deemed not to have been distributed for purposes of this Section 4.1(c) (and no adjustment to the Conversion Rate under this Section 4.1(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 4.1(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Note, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 4.1(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, upon such final redemption or repurchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per Ordinary Share redemption or purchase price received by a holder or holders of Ordinary Shares (directly or in the form of ADSs) with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Ordinary Shares (directly or in the form of ADSs) as of the date of such redemption or repurchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 4.1(a), Section 4.1(b) and this Section 4.1(c), any dividend or distribution to which this Section 4.1(c) is applicable that also includes one or both of:

(A)    a dividend or distribution of Ordinary Shares (directly or in the form of ADSs) to which Section 4.1(a) is applicable (the “Clause A Distribution”); or

(B)    a dividend or distribution of rights, options or warrants to which Section 4.1(b) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 4.1(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 4.1(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 4.1(a) and Section 4.1(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any Ordinary Shares (directly or in the form of ADSs) included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on such Record Date or immediately after the open of business on such effective date, as applicable” within the meaning of Section 4.1(a) or “outstanding immediately prior to the close of business on such Record Date” within the meaning of Section 4.1(b).

(d)    If the Company shall pay a dividend or make a distribution, in each case, consisting of cash to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs), the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0	=	the Last Reported Sale Price of the Ordinary Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash per Ordinary Share the Company distributes to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs).

Any increase pursuant to this Section 4.1(d) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be readjusted, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holder shall receive, for each US$100,000 principal amount of the Note, at the same time and upon the same terms as holders of the Ordinary Shares, the amount of cash that the Holder would have received if the Holder owned a number of Ordinary Shares equal to the Conversion Rate on the Record Date for such cash dividend or distribution.

(e)    If the Company or any of its Subsidiaries make a payment in respect of a tender offer or exchange offer for the Ordinary Shares (directly or in the form of ADSs), to the extent that the cash and value of any other consideration included in the payment per Ordinary Share exceeds the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date on which such tender offer or exchange offer expires, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender offer or exchange offer expires;

CR1	=	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender offer or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Ordinary Shares (directly or in the form of ADSs), as the case may be, purchased in such tender offer or exchange offer;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the date such tender offer or exchange offer expires (prior to giving effect to the purchase of all Ordinary Shares (directly or in the form of ADSs), accepted for purchase or exchange in such tender offer or exchange offer);

OS1	=	the number of Ordinary Shares outstanding immediately after the date such tender offer or exchange offer expires (after giving effect to the purchase of all Ordinary Shares (directly or in the form of ADSs), accepted for purchase or exchange in such tender offer or exchange offer); and

SP1	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender offer or exchange offer expires.

The adjustment to the Conversion Rate under this Section 4.1(e) shall be determined at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender offer or exchange offer expires; provided that in respect of any conversion within the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender offer or exchange offer, references in this Section 4.1(e) with respect to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the expiration date of such tender offer or exchange offer to, and including, the Conversion Date in determining the Conversion Rate.

(f)    Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of Ordinary Shares or ADSs or any securities convertible into or exchangeable for Ordinary Shares or ADSs or the right to purchase Ordinary Shares or ADSs or such convertible or exchangeable securities.

(g)    In addition to those adjustments required by subsections (a), (b), (c), (d) and (e) of this Section 4.1, and to the extent permitted by applicable Law and subject to the applicable rules of the NASDAQ Stock Market and any other securities exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest, and the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of the Ordinary Shares or the ADSs or rights to purchase Ordinary Shares or ADSs in connection with a dividend or distribution of Ordinary Shares or ADSs (or rights to acquire Ordinary Shares or ADSs) or similar event.

(h)    Notwithstanding anything to the contrary in this Section 4.1, the Conversion Rate shall not be adjusted:

(i)    upon the issuance of any Ordinary Shares or ADSs pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Ordinary Shares or ADSs under any plan;

(ii)    upon the issuance of any Ordinary Shares or ADSs or options or rights to purchase those Ordinary Shares or ADSs pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;

(iii)    upon the issuance of any Ordinary Shares or ADSs pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date this Note was first issued;

(iv)    solely for a change in the par value of the Ordinary Shares or ADSs;

(v)    for accrued and unpaid interest, if any; or

(vi)    for the sale or issuance of any Ordinary Shares or ADSs or securities convertible into or exercisable for any Ordinary Shares or ADSs for cash, including at a price per share less than the fair market value thereof or otherwise, except as described in subsection (a), (b), (c), (d) or (e) of this Section 4.1.

(i)    All calculations and other determinations under this Section 4.1 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000) of an Ordinary Share.

(j)    Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall deliver such notice of such adjustment of the Conversion Rate to the Holder.

(k)    For purposes of this Article 4, the number of Ordinary Shares at any time outstanding shall not include Ordinary Shares held in the treasury of the Company (directly or in the form of ADSs) so long as the Company does not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company (directly or in the form of ADSs), but shall include Ordinary Shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares.

(l)    For purposes of this Section 4.1, the “effective date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

4.2    Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares.

(a)    In the case of:

(i)    any recapitalization, reclassification or change of the Ordinary Shares (directly or in the form of ADSs) (other than changes resulting from a subdivision or combination),

(ii)     any consolidation, merger, combination or similar transaction involving the Company,

(iii)     any sale, lease or other transfer to a third party of all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries; or

(iv)    any statutory share exchange,

in each case, as a result of which the Ordinary Shares (directly or in the form of ADSs) would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute an amendment to this Note providing that, at and after the effective time of such Merger Event, the right to convert the Note shall be changed into a right to convert the Note into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Ordinary Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Ordinary Share is entitled to receive) upon such Merger Event; provided, however, that at and after the effective time of the Merger Event the number of Ordinary Shares otherwise deliverable upon any conversion of the Note in accordance with Article 3 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Ordinary Shares would have been entitled to receive in such Merger Event.

If the Merger Event causes the Ordinary Shares (directly or in the form of ADSs) to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of holder election), then (i) (A) the Reference Property into which the Note will be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Ordinary Shares (directly or in the form of ADSs) that affirmatively make such an election or (B) if no such holders affirmatively make such an election, the types and amounts of consideration actually received by such holders, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Ordinary Share. The Company shall provide written notice to the Holder of such weighted average as soon as practicable after such determination is made.

Such amendment described in the second immediately preceding paragraph shall provide for adjustments that shall be as nearly equivalent as is practicable to the adjustments provided for in this Article 4 (it being understood that no such adjustments shall be required with respect to any portion of the Reference Property that does not consist of shares of Common Equity (however evidenced) or depositary receipts in respect thereof). If, in the case of any Merger Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the Company or the successor or purchasing Person, as the case may be, in such Merger Event, then such other Person shall also execute such amendment, and such amendment shall contain such additional provisions to protect the interests of the Holder as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

(b)    None of the foregoing provisions shall affect the right of the Holder to convert this Note into Ordinary Shares as set forth in Article 3 prior to the effective date of such Merger Event.

(c)    The above provisions of this Section 4.2 shall similarly apply to successive Merger Events.

4.3    No Adjustment. Notwithstanding anything herein to the contrary, no adjustment under this Article 4 shall be required to be made to the Conversion Rate if the Company receives written notice from the Holder that no such adjustment is required.

4.4    Certain Covenants.

(a)    The Company covenants that all Ordinary Shares delivered upon any conversion of this Note will be fully paid and non-assessable by the Company and free from all liens and charges with respect to the issue thereof.

(b)    The Company covenants that if any Ordinary Shares to be provided for the purpose of any conversion of this Note require approval of any Governmental Authority under any Law before such Ordinary Shares may be validly issued upon conversion, the Company will, to the extent then permitted by applicable Law, secure such approval, as the case may be.

(c)    The parties hereto acknowledge and agree that the Holder may only resell the Note, the Ordinary Shares delivered upon conversion of all or any portion of the Note or any ADS representing such Ordinary Shares pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities Laws.

4.5    Notice for Certain Actions. In case of any (a) action by the Company that would require an adjustment in the Conversion Rate pursuant to Section 4.1, (b) Merger Event or (c) voluntary or involuntary dissolution, liquidation or winding-up of the Company, then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Note), the Company shall deliver a notice to the Holder, as promptly as possible but in any event at least 20 calendar days prior to the applicable date hereinafter specified, stating (i) the date on which a record is to be taken for the purpose of such action by the Company or, if a record is not to be taken, the date as of which the holders of Ordinary Shares or ADSs, as the case may be, of record are to be determined for the purposes of such action by the Company, or (ii) the date on which such Merger Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Ordinary Shares or ADSs, as the case may be, of record shall be entitled to exchange their Ordinary Shares or ADSs, as the case may be, for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, Merger Event, dissolution, liquidation or winding-up.

ARTICLE 5

REPURCHASE AT OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

5.1    Option of the Holder upon a Fundamental Change. If a Fundamental Change occurs at any time from the date of issuance of the Note to, but excluding, the Maturity Date, the Holder shall have the right, at its option, to require the Company to repurchase for cash all of the Note on the date (the “Fundamental Change Repurchase Date”) notified in writing by the Company that is not less than 20 Business Days or more than 40 Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”).

5.2    Delivery of Notice and the Note by the Holder.

(a)    Repurchases of the Note under this Section 5.2 shall be made, at the option of the Holder thereof, upon: (A) delivery by the Holder to the Company of a duly completed notice (the “Fundamental Change Repurchase Notice”), in the form attached hereto as Annex A, on or before the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date; and (B) delivery of the Note to the Company at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer), such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

(b)    Each Fundamental Change Repurchase Notice delivered pursuant to this Section 5.2 shall state that the Note is to be repurchased by the Company pursuant to the applicable provisions of this Note.

(c)    Notwithstanding anything herein to the contrary, the Holder shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Company in accordance with Section 5.5.

5.3    Fundamental Change Company Notice. On or before the 20th calendar day prior to the occurrence of the effective date of a Fundamental Change, the Company shall provide to the Holder a written notice (the “Fundamental Change Company Notice”) of the proposed effective date of the Fundamental Change and of the repurchase right at the option of the Holder arising as a result thereof. Each Fundamental Change Company Notice shall specify:

(a)    the events causing the Fundamental Change;

(b)    the proposed date of the Fundamental Change;

(c)    the last date on which the Holder may exercise the repurchase right pursuant to this Article 5;

(d)    the Fundamental Change Repurchase Price;

(e)    the Fundamental Change Repurchase Date;

(f)    if applicable, the Conversion Rate and any adjustments to the Conversion Rate;

(g)    that the Note with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws Fundamental Change Repurchase Notice in accordance with the terms of this Note; and

(h)    the procedures that the Holder must follow to require the Company to repurchase the Note.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holder’s repurchase rights or affect the validity of the proceedings for the repurchase of the Note pursuant to this Section 5.3. For the avoidance of doubt, in the event that the Fundamental Change does not occur on or prior to the Fundamental Change Repurchase Date, the Fundamental Change Company Notice shall be deemed withdrawn automatically as if never given and the Company shall have no obligation whatsoever with respect to such notice (including payment of the Fundamental Change Repurchase Price set forth therein).

5.4    No Repurchase in the Event of Acceleration. Notwithstanding the foregoing, the Note may not be repurchased by the Company on any date at the option of the Holder upon a Fundamental Change if the principal amount of the Note has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Repurchase Price with respect to the Note).

5.5    Withdrawal of Fundamental Change Repurchase Notice. A Fundamental Change Repurchase Notice may be withdrawn by means of a duly completed written notice of withdrawal delivered to the Company at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date.

5.6    Payment of Fundamental Change Repurchase Price.

(a)    On or prior to 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date, the Company shall set aside, segregate and hold in trust for the benefit of the Holder an amount of money sufficient to repurchase the Note (or the applicable portion thereof) to be repurchased at the appropriate Fundamental Change Repurchase Price. Payment for the Note (or the applicable portion thereof) surrendered for repurchase (and not withdrawn in accordance with Section 5.5) will be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 5.1) and (ii) the time of delivery of the Note (or the applicable portion thereof) to the Company by the Holder in the manner required by Section 5.2, by mailing (or causing to be mailed) checks for the amount payable to the Holder.

(b)    If by 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date, the Company holds money sufficient to make payment on the Note (or the applicable portion thereof) to be repurchased on such Fundamental Change Repurchase Date then, with respect to the Note (or the applicable portion thereof) that has been properly surrendered for repurchase and not validly withdrawn, on such Fundamental Change Repurchase Date, (i) such portion of the Note will cease to be outstanding, (ii) interest will cease to accrue on such portion of the Note and (iii) in the event the entire outstanding amount of the Note is surrendered by the Holder to be repurchased, all other rights of the Holder will terminate (other than the right to receive the Fundamental Change Repurchase Price).

(c)    In the event a portion of the Note that is less than the entire outstanding amount is surrendered by the Holder to be repurchased in accordance with Section 5.2, the Company shall execute and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note.

5.7    No Other Repurchase. Except as expressly provided in this Article 5, the Holder shall not have the right to require the Company to repurchase the Note, whether in whole or in part, prior to the Maturity Date.

ARTICLE 6

COVENANTS

6.1    Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal of, and accrued and unpaid interest on, this Note at the respective times and in the manner provided herein.

6.2    Existence. The Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

6.3    No Withholding. All payments and deliveries made by, or on behalf of, the Company or any successor to the Company under or with respect to the Note, including, but not limited to, payments of principal, payments of interest and deliveries of Ordinary Shares (together with any cash payment in lieu of any fractional Ordinary Share) upon conversion of the Note, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company or any successor to the Company is, for tax purposes, organized or resident or doing business or through which payment is made or deemed made (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by Law or by regulation or governmental policy having the force of Law.

6.4    Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other Law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Note; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law.

6.5    Statements as to Events of Defaults. The Company shall deliver to the Holder, as soon as practicable, and in any event within 30 calendar days after the Company becomes aware of the occurrence of any Event of Default if such Event of Default is then continuing, a notice setting forth the details of such Event of Default, its status and the action that the Company is taking or proposing to take in respect thereof.

6.6    Deposit to ADS Facility. If the Holder elects to convert the Note in whole or in part and requests that the Ordinary Shares issued on conversion be deposited with the ADS Depositary, the Company will use its commercially reasonable efforts to cause the ADS Depositary to issue ADSs upon deposit of the underlying Ordinary Shares (where eligible) held by the Holder promptly after receipt of such request, it being understood that the Holder shall bear any fees payable to the ADS Depositary for the conversion of such Ordinary Shares into ADSs.

6.7    Further Instruments and Acts. Upon request of the Holder, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of the Note.

ARTICLE 7

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

7.1    Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 7.2, the Company shall not consolidate with, or merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to any other Person, unless:

(a)    either (i) the resulting, surviving or transferee Person (the “Successor Company”) shall be the Company or (ii) the Successor Company (if not the Company) shall expressly assume all of the obligations of the Company under this Note; and

(b)    immediately after giving effect to such transaction, no default or Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing under this Note.

For purposes of this Section 7.1, the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company to another Person.

7.2    Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company of the due and punctual payment of the principal of and accrued and unpaid interest on the Note, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Note and the due and punctual performance of all of the covenants and conditions of this Note to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. Such Successor Company thereupon may cause the Note to be signed and re-issued in its own name. The Note as so re-issued shall in all respects have the same legal rank and benefit as though it had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 7 the Person named as the “Company” in the first paragraph of this Note (or any successor that shall thereafter have become such in the manner prescribed in this Article 7) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of this Note and from its obligations under this Note.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Note thereafter to be re-issued as may be appropriate.

ARTICLE 8

NO RIGHTS AS SHAREHOLDER PRIOR TO CONVERSION

For the avoidance of doubt, the Holder hereby acknowledges and agrees that it has not been conferred with any of the rights of a shareholder of the Company, including the right to vote as such, by any of the provisions hereof or any right (a) to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, (b) to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of par value, or change of shares to no par value, consolidation, merger, scheme of arrangement, conveyance, or otherwise), (c) to receive notice of meetings or to receive in-kind dividends or subscription rights or otherwise until the Note shall have been converted and Ordinary Shares issuable upon the conversion hereof shall have been issued, as provided for in the Note.

ARTICLE 9

CANCELLATION

After all amounts at any time owing on the Note have been paid in full or upon the conversion of the Note in full pursuant to Article 3, the Note shall be surrendered to the Company for cancellation and shall not be reissued.

ARTICLE 10

REDEMPTION

This Note shall not be redeemable by the Company prior to the Maturity Date, and no sinking fund is provided for this Note.

ARTICLE 11

MISCELLANEOUS

11.1    Termination of Rights. All rights under this Note shall terminate when (a) all amounts at any time owing on this Note have been paid in full or (b) the Note is converted in full pursuant to the terms set forth in Article 3.

11.2    Amendments and Waivers; Notice. The amendment or waiver of any term of the Note shall be subject to the written consent of the Majority Holders and the Company. The provision of notice shall be made pursuant to the terms of the Purchase Agreement.

11.3    Transferability.

(a)    The Note and the Ordinary Shares issuable upon conversion of the Note may only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any other applicable securities Laws.

(b)    The Holder shall not, at any time from the date herein to the date that is six (6) months thereafter, directly or indirectly, (i) offer, sell, pledge, transfer, assign or otherwise dispose of all or any part of the Note, any Conversion Shares, any Ordinary Shares, ADSs or other securities of the Company (collectively, “Lock-Up Securities”) to any third party, (ii) enter into any swap, short sale or any other arrangement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Lock-Up Securities, (iii) enter into any agreement with respect to any of the foregoing, or (iv) publicly disclose the intention to effect any of the foregoing, without, in each case, the prior written consent of the Company.

(c)    The Holder agrees to the imprinting, until no longer required hereby, of a legend on any certificate evidencing any Ordinary Shares issuable upon conversion of the Note to the following effect:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, PLEDGE, HYPOTHECATION OR ANY OTHER TRANSFER OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE.

11.4    Governing Law; Dispute Resolution.

(a)    This Note shall be governed by and construed in accordance with the laws of Hong Kong, without regard to the principles of conflict of laws.

(b)    Any dispute, controversy, difference or claim arising out of or relating to this Note, including its existence, validity, interpretation, performance, breach or termination or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The arbitration tribunal shall consist of three arbitrators to be appointed in accordance with the HKIAC Rules. Any party may apply for a preservation order or seek other interim or injunctive relief, and judgment upon an award rendered in arbitration proceedings under this Note may be applied for and entered, in each case in any court of competent jurisdiction.

11.5    Delays or Omissions. No delay or failure by any party to insist on the strict performance of any provision of the Note, or to exercise any power, right or remedy, will be deemed a waiver or impairment of such performance, power, right or remedy or of any other provision of the Note, nor shall it be construed to be a waiver of any breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring.

11.6    Interpretation. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of the Note, no presumption or burden of proof or persuasion will be implied because the Note was prepared by or at the request of any party or its counsel.

11.7    Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Note shall bind its successors and assigns whether so expressed or not.

11.8    Official Acts by Successor Corporation. Any act or proceeding by any provision of this Note authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

11.9    Force Majeure. In no event shall the Company be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Company shall use reasonable efforts to resume performance as soon as practicable under the circumstances.

[The remainder of this page has been deliberately left blank]

IN WITNESS WHEREOF, the Company has caused the Note to be issued on the date first above written.

COMPANY:

Gridsum Holding Inc.

By:	/s/ Guosheng Qi
(Signature)

Name:	Guosheng Qi
Title:	Director

[Signature Page to Convertible Note]

ANNEX A

FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE

To: Gridsum Holding Inc.

The undersigned, being the Holder of the $40,000,000 convertible note issued by Gridsum Holding Inc. (the “Company”) on May 5, 2018, hereby acknowledges receipt of a notice from the Company as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date, and requests the Company to pay to the Holder the Fundamental Change Repurchase Price in accordance with Article 5 of such note.

[Insert account details]

Dated:

[NAME OF HOLDER]

By:
Name:
Title:

Annex A